UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-24169

Peoples Bancorp, Inc.

(Exact name of registrant as specified in its charter)

P.O. Box 210, 100 Spring Avenue, Chestertown, Maryland 21620, (410) 778-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $10.00 per share

(Titles of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 623

Pursuant to the requirements of the Securities Exchange Act of 1934 Farmers and Merchants Bank has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 19, 2012	By:	/s/ Thomas G. Stevenson
	Name:	Thomas G. Stevenson
	Title:	President, CEO & CFO

EXPLANATORY NOTE

The registrant files this Form 15 pursuant to Item 3 of the Securities and Exchange Commission’s Jumpstart Our Business Startups Act (“JOBS Act”) Frequently Asked Questions dated April 11, 2012. In filing this Form 15, the registrant is relying on Exchange Act Section 12(g)(4), as amended by the JOBS Act, to terminate its duty to file reports with respect to the above-referenced class of equity security. The registrant’s termination shall be effective 90 days, or such shorter period as the Commission may determine, after the registrant files this Form 15.